Period ended March 31, 2025 1

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters, including with respect to the proposed sale of the Gaming & Digital business to funds managed by affiliates of Apollo Global Management, Inc. (the "Buyer"). These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, including the sale of Gaming & Digital to the Buyer and the use of proceeds therefrom, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations on future revenue, Adjusted EBITDA, cash from operations, and any other future financial performance guidance for continuing operations, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long-term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2025 Outlook and Guidance Policy Given lower U.S. multi-state jackpot activity and the current worsening macroeconomic environment, the Company now expects revenue of approximately $2.55 billion and Adjusted EBITDA of approximately $1.10 billion, which align with the low end of the original ranges provided in February 2025; cash from operations is now expected to be a use of approximately $350 million, primarily to account for the incremental FX impact on the first two installments of the Italy Lotto license fee. The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results will vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.

3

Q1’25 Results Confirm Sustained Player Demand for Instants & Draw Games (1) U.S. and Rest of world normalized for leap year in 2024; Italy normalized for a like number of sell-in days and Lotto draws Y/Y comparisons reflect U.S. MSJP/LMA impacts & calendar shifts Global instant ticket & draw game same-store sales up 1.4%, normalized for calendar shifts(1) Significantly lower U.S. multi-state jackpot sales and associated LMA incentives, as expected iLottery wagers up 25+% on double-digit growth across geographies Attractive & resilient profit structure of pure play lottery business Strong cash conversion & financial condition 4

Game Innovation Drives Underlying Growth in Same-store Sales for Instants & Draw Games

Same-store Sales (SSS)	Q1'25 as Reported
U.S.	(6.9%)
Instants & Draw	(1.3%)
Multi-state Jackpots	(46.1%)
Italy	(0.7%)
Rest of World	5.2%
Total	(3.8%)
Instants & Draw	(0.1%)
Multi-state Jackpots	(46.1%)

Normalized[1] Instants & Draw SSS	
Global	1.4%
U.S.	-0.2%
Italy	2.0%
Rest of world	6.4%

Gross Wagers* by Game Type


U.S. Multi-State Jackpots
Draw Games
Instant Tickets
27,229
26,052
Q1'24
Q1'25
$ in millions


REGINA di CUORI
TUTTO X TUTTO
SUPER NOVA 9's
CATS
JACKPOT
DOUBLE THE LUCK
TREASURE HUNT
WIN UP TO $150,000!
EURO MILLIONS

*Gross wagers represents wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier
[1] U.S. and Rest of world normalized for leap year in 2024; Italy normalized for a like number of sell-in days and Lotto draws

5

Expanding Retail Touch Points & POS Network OptimizationProduct Innovation Good Progress in Key Areas of Strategic Focus to Drive Sustainable Long-term Growth 6 FPO Increasing iLottery AdoptionGrowing Instant Ticket Services

Lottery Sales Historically Resilient in Times of Macroeconomic Uncertainty 7 March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession June 2001 - Dec 2001 June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession U.S. Lottery Industry Sales ($B) IGT Italy Lottery Sales (€B)

8 Important Milestones on the Horizon Italy Lotto Tender Process Underway Gaming & Digital Sale on Track for Q3’25 Closing Capital Allocation Strategy to be Communicated Post-Lotto Outcome & Around Gaming & Digital Closing

9

Q1’25 Profit In Line with Expectations Note: EUR/USD FX daily average 1.05 in Q1’25, 1.09 in Q1’24 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details 10 Lottery business demonstrated profit resilience vs. outlook despite lower-than-expected revenue from incremental MSJP/LMA headwinds & shift in product sales timing within the year

322 261 259 254 252 246 85 82 79Calendar shifts account for -$9M Q1’24 Instant Ticket & Draw U.S. Multi-state Jackpots Other Service & Upfront License Fee Amortization Product Sales Excluding FX FX Q1’25 661 595 583 Calendar Shifts & Expected U.S. MSJP/LMA Dynamics Mask Underlying Resilient Trends for Instants & Draw Games 11 Amounts in $ millions, unless otherwise noted RoW Italy U.S. & Canada Revenue -5 -14 -31 -15 -12 $1.1B Mega Millions & ~$950M Powerball jackpots in PY U.S. MSJP & LMA incentive revenue highly dependent on timing of very large jackpots +$4M net of calendar shifts

Profit Performance As Expected; U.S. MSJP/LMA & Product Sales Mix Impact Y/Y Comparison 116 8 Q1’24 Operating Income Interest Expense FX Tax Provision Q1’25 327 256 250 -41 U.S. MSJP & LMA Q1’24 Service Margin Product Sales Margin SG&A R&D Excluding FX FX Q1’25 17.5% 49.5% 42.8%1.4% Adjusted EBITDAIncome from Continuing Operations -51 -13 -6 -2 -6 Margins Margins Amounts in $ millions, unless otherwise noted 12 -80 8 -44 9 Non-cash EUR/USD rate impact on debt Q1’25 includes incremental investments to drive long-term, sustainable growth & expense associated with Lottery rebranding Higher volume & margin mix in PY

Strong Cash Generation; Ample Liquidity to Fund Lotto License Fee Note: cash flow results reflect continuing operations *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details $168M Cash from Operations $92M Free Cash Flow* $76M CapEx Proactive issuance of €1B Term Loan €500M drawn & used for repayment of borrowings under credit facilities €500M committed but undrawn; to be utilized if awarded Italy Lotto license $4.05B cash infusion upon closing of Gaming & Digital sale transaction Significant liquidity of $2.2B $0.6B in unrestricted cash and $1.5B in additional borrowing capacity from undrawn credit facilities Not including additional €500M in committed but undrawn term loan Net Debt as of March 31, 2025 5,047 3,047 Pro forma for $2B debt repayment 2.8x As Reported Pro forma net debt leverage 13

FY'25 Outlook



Revenue	~$2.55B	Moving revenue & Adjusted EBITDA outlook to low end of previous ranges given lower U.S. multi-state jackpot activity & current worsening macroeconomic environment
Adjusted EBITDA*	~$1.10B	Revenue and Adjusted EBITDA reflect flow-through of U.S. MSJP/LMA impacts in H1'25
Cash from Operations	~($350M)	Cash from operations includes €800M (~$900M) related to first two installments of Italy Lotto upfront license fee[1]
CapEx	~$450M	CapEx reflects increased investments related to large contract wins, extensions & upcoming bids

[1]Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

**A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.*

14

Growth & Resilience of Player Demand for Instant Ticket & Draw Games 15 Well-positioned for Future; Strong Financial Profile & Historically Resilient Business Model Investing in the Future to Drive Sustainable Long-term Growth Strong Balance Sheet & Ample Liquidity

16

17

U.S. Multi-state Jackpots & Related LMA Contract Impacts on Sales & Profits 18 Higher incentive or penalty recognition typically in IGT’s H1 period as U.S. LMA customer fiscal YTD activity, including impact of multi- state jackpots, increases likelihood of achieving target level 1.0 1.1 1.2 1.3 1.4 1.5 1.6 1.7 1.8 1.9 U.S. Multi-state Jackpots Over $1B ($ billion) Powerball Mega Millions Q1’23 Q2’23 Q3’23 Q4’23 Q1’24 Q2’24 Q3’24 Q4’24 Q1’25 Q2’25 Only one $1B+ jackpot in U.S. LMA customer FY’25-to-date Five $1B+ jackpots in U.S. LMA customer FY’24 Revenue & profit from U.S. multi-state jackpot sales is recognized in “real time” LMA contracts provide for potential incentives or penalties based on the achievement of certain annual targets Quarterly incentive or penalty amounts are recognized based on confidence in achieving full-year targets Higher incentive or penalty amounts are typically recognized later in the LMA customer fiscal year, which is the first half of IGT’s fiscal year* Incentive or penalty is recognized in “Other” service revenue Recognition of incentive or penalty is highly sensitive to U.S. multi-state jackpot activity *LMA customers in IN & NJ have July-June fiscal year; IGT’s fiscal year is January-December

94% 6% Service Product Sales 49% 38% 13% U.S. & Canada Italy Rest of world 11% 27% 47% Income from continuing operations Operating income Adjusted EBITDA Revenue by Type Revenue by Geography Profit Margins FY’24 Revenue & Profit Profile – Continuing Operations 19 Wager-based Revenue by Game Type 95% 5% Instant Ticket & Draw U.S. Multi-state Jackpots

Q1'25 Select Performance and KPI Data

	For the three months ended March 31, Q1'25	Q1'24	Y/Y Change	Constant Currency Change
Revenue				
Service				
Instant ticket & draw wager-based revenue	500	514	(3)%	(1)%
U.S. multi-state jackpot wager-based revenue	17	31	(46)%	(46)%
Upfront license fee amortization	(48)	(50)	3%	—%
Other	89	124	(28)%	(25)%
Total service revenue	**557**	**619**	**(10)%**	**(8)%**
Product sales	**26**	**42**	**(39)%**	**(35)%**
Total revenue	**583**	**661**	**(12)%**	**(10)%**
Income from continuing operations	8	**116**	**(93)%**	
Operating income	**138**	**219**	**(37)%**	**(35)%**
Adjusted EBITDA	**250**	**327**	**(24)%**	**(22)%**

Same-store sales growth (%) at constant currency (wager-based growth)[1]	Q1'25 Constant Currency Change	Q1'24 Constant Currency Change
Global		
Instant ticket & draw games	(0.1)%	(0.2)%
U.S. multi-state jackpots	(46.1)%	(0.8)%
Total	**(3.8)%**	**(0.3)%**
U.S.		
Instant ticket & draw games	(1.3)%	(2.6)%
U.S. multi-state jackpots	(46.1)%	(0.8)%
Total	**(6.9)%**	**(2.4)%**
Italy		
Instant ticket & draw games	**(0.7)%**	**4.4%**
Rest of world		
Instant ticket & draw games	5.2%	**2.6%**

$ in millions except otherwise noted

[1] Same-store sales represent the change in wagers recorded in lottery jurisdictions where IGT is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods; Global instant ticket & draw games same-store sales normalized for leap year in the U.S. in 2024 and like number of sell-in days and Lotto draws in Italy were +1.4%, with U.S. -0.2%, and Italy +2.0%

20

Q1'25 Select Performance and KPI Data $ in millions except otherwise noted (1) Same-store revenue represents the change in same-store sales net of contract mix Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (1) Q1'25 Constant Currency Change Q1'24 Constant Currency Change Global Instant ticket & draw games (0.7)% 1.5% U.S. multi-state jackpots (46.4)% (0.9)% Total (3.3)% 1.4% U.S. Instant ticket & draw games (1.6)% (2.6)% U.S. multi-state jackpots (46.4)% (0.9)% Total (8.0)% (2.3)% Italy Instant ticket & draw games (1.0)% 4.8% Rest of world Instant ticket & draw games 5.1% (0.6)% Constant CONSOLIDATED Q1'25 Q1'24 Y/Y Change Currency Change Revenue (by geography) U.S. & Canada 259 322 (20)% (19)% Italy 246 254 (3)% (1)% Rest of world 79 85 (7)% (3)% Total revenue 583 661 (12)% (10)% 21

Q1'25 Summarized Income Statement All amounts from continuing operations For the three months ended March 31, Q1'25 Q1'24 Y/Y Change Service revenue 557 619 (10)% Product sales 26 42 (39)% Total revenue 583 661 (12)% Total operating expenses 445 443 —% Operating income 138 219 (37)% Interest expense, net 46 53 Foreign exchange loss (gain), net 33 (11) Other non-operating expense, net 4 4 Total non-operating expenses 82 46 Income before provision for income taxes 56 173 Provision for income taxes 48 57 Income from continuing operations 8 116 Income from discontinued operations, net of tax 52 13 Net income 60 128 Less: Net income attributable to non-controlling interests 31 45 Less: Net income attributable to non-controlling interests from discontinued operations 2 2 Net income attributable to IGT PLC 27 82 Net (loss) income from continuing operations attributable to IGT PLC per common share - diluted $(0.11) $0.35 Adjusted net income attributable to IGT PLC per common share - diluted $0.09 $0.28 $ in millions except otherwise noted 22

For the three months ended March 31, 2025 2024 Net cash provided by operating activities from continuing operations 168 65 Capital expenditures (76) (35) Free Cash Flow 92 30 Cash flow provided by discontinued operations (116) — Debt Proceeds / (Repayment), Net 202 (81) Shareholder dividends paid (40) — Minority distributions (11) (109) Other - Net (98) (65) Other Investing / Financing Activities (64) (255) Net Cash Flow 29 (225) Effect of Exchange Rates/Other 19 (18) Net Change in Cash and Restricted Cash 48 (243) $ in millions Q1'25 Summarized Cash Flow Statement 23

For the three months ended March 31, 2025 2024 Income from continuing operations 8 116 Provision for income taxes 48 57 Interest expense, net 46 53 Foreign exchange loss (gain), net 33 (11) Other non-operating expense, net 4 4 Operating income 138 219 Depreciation 45 41 Amortization - service revenue (1) 48 50 Amortization - non-purchase accounting 7 6 Amortization - purchase accounting 2 3 Stock-based compensation 7 9 Other 3 — Adjusted EBITDA 250 327 Cash flows from operating activities - continuing operations 168 65 Capital expenditures (76) (35) Free Cash Flow 92 30 $ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures 24

For the three months ended March 31, For the three months ended March 31, All amounts from continuing operations 2025 2024 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to IGT PLC - diluted (0.11) 0.35 Adjustments: Foreign exchange loss (gain), net 0.16 (0.02) 0.18 (0.06) 0.02 (0.08) Amortization - purchase accounting 0.01 — 0.01 0.01 — 0.01 Other (non-recurring adjustments) 0.01 — 0.01 — — — Net adjustments 0.20 (0.07) Adjusted EPS attributable to IGT PLC - diluted 0.09 0.28 Reported effective tax rate 85.3% 33.1 % Adjusted effective tax rate 47.8% 38.2 % Adjusted EPS weighted average shares outstanding (in millions) 204 (2) 203 (2) Reconciliation of Non-GAAP Financial Measures All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards 25